EXHIBIT 99.6

NEWS RELEASE

Call-Net Enterprises Inc. Announces Special Meeting of Shareholders to Approve a Plan of Arrangement

TORONTO, ON, May 25, 2005 — Call-Net Enterprises Inc. (“Call-Net”), a national facilities-based provider of competitive telecommunications, data and Internet Protocol (IP) solutions to households and businesses across Canada, today announced that it has obtained an interim court order authorizing it to hold a special meeting of shareholders to approve a proposed plan of arrangement with Rogers Communications Inc. (“RCI”), previously announced on May 11, 2005. The special meeting is scheduled for Wednesday,
June 29, 2005 at 11:00 a.m. (Eastern Standard Time).

The meeting will be held in the Toronto III Room at the Toronto Hilton Hotel, 145 Richmond Street West, Toronto, Ontario. The notice of meeting and proxy circular will be mailed to shareholders of record as of May 17, 2005, starting May 26, 2005.

The special meeting will be web cast on www.callnet.ca/webcast.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc., (TSX: FON, FON.NV.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information:

Media Contact:
Karen O’Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com

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